AMD CAPITAL, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
DECEMBER 31, 2019

CONFIDENTIAL







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMD Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Tri-State International, Suite 245
(No. and Street)

Lincolnshire	IL	60069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Armour — 847-317-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Radu Ammar _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ANIS Capital, LLC

of December 31 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



JULIE A ZARN
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 4, 2020

Signature _____

Title _____
Principal

Julie A Z~ 2/18/2020
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMD Capital, LLC

Financial Statements
And
Supplemental Information

(with Independent Auditors' Report)

December 31, 2019

AMD Capital, LLC
Financial Statements
And
Supplemental Information
December 31, 2019


 **HOCHFELDER & WEBER, P.C.**
Certified Public Accountants & Consultants
525 West Monroe • Suite 910 • Chicago, IL 60661-3629
Telephone: 312/715-0101 • Facsimile: 312/715-1512

Florian J. Kordas, CPA
Robert D. Olson, CPA
Jacen R. Maleck, CPA

Andrew J. Schwarz, CPA
Ronald J. Degner Jr., CPA

Theodore I. Weber, CPA
  1989-2010
Allen R. Hochfelder, CPA
  1957-2007
Ernest J. Hochfelder, CPA
  1933-1984

*"SERVING OUR CLIENTS
SINCE 1933"*

February 7, 2020

To the Board of Directors and Members
of AMD Capital, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AMD Capital, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AMD Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AMD Capital, LLC management. Our responsibility is to express an opinion on AMD Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) and are required to be independent with respect to AMD Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of AMD Capital, LLC's financial statements. The supplemental information is the responsibility of AMD Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hochfelder & Weber, P.C.

HOCHFELDER & WEBER, P.C.
Certified Public Accounts
Chicago, Illinois
We have served as AMD Capital, LLC's auditor since 2005.

- 1 -

AMD Capital, LLC
Statement of Financial Condition
As of December 31, 2019

ASSETS

CURRENT ASSETS

Cash	$	126,231
Loan Receivable	$	62,000
Total Current Assets	$	188,231

PROPERTY AND EQUIPMENT

Office Equipment	$	92,803
Less: Accumulated Depreciation	$	(81,877)
Net Property and Equipment	$	10,926

OTHER ASSETS

Deposits	$	3,738
TOTAL ASSETS	$	202,895

LIABILITIES AND MEMBERS EQUITY

CURRENT LIABILITIES

Accounts Payable	$	46,971
Accrued Expenses	$	23,574
Total Current Liabilities	$	70,545

MEMBERS EQUITY	$	132,350
TOTAL LIABILITIES AND MEMBERS EQUITY	$	202,895

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Statement of Income
As of December 31, 2019

REVENUE	$	7,620,254
EXPENSES		
Depreciation Expense	$	1,775
Technology/Research	$	79,471
Regulatory fees	$	32,461
Guarenteed Salary	$	1,050,000
Commissions	$	338,237
Insurance	$	130,639
Miscellaneous Expense	$	1,065
Office Expense	$	23
Professional Fees	$	63,024
Rent	$	50,310
Retirement Plan	$	311,000
Telephone	$	14,229
Travel and Entertainment	$	82,019
Utilities	$	738
TOTAL EXPENSES	$	2,154,991
NET INCOME	$	5,465,263

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Statement of Changes to Members Equity
As of December 31, 2019

.

Members' Equity - Beginning of Year	$	277,087
Net Income	$	5,465,263
Cash Distributions	$	5,610,000
Members' Equity - End of Year	$	132,350

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Statement of Cash Flows
As of December 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	5,465,263
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Depreciation Expense	$	1,775
Decrease in Accounts Receivable	$	1,900
Increase in Accounts Payable	$	22,671
Increase in Accrued Expenses	$	14,271
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	5,505,880
CASH FLDW FROM INVESTING ACTIVITIES		
Purchase of Office Equipment	$	(827)
CASH FLOWS FROM FINANCING ACTIVITIES		
Professional Loan	$	40,000
Cash Distributions	$	(5,610,000)
NET CASH USED BY FINANCING ACTIVITIES	$	(5,570,000)
NET DECREASE IN CASH AND EQUIVALENTS	$	(64,947)
CASH AND EQUIVALENTS - BEGINNING OF YEAR	$	191,178
CASH AND EQUIVALENTS - END DF YEAR	$	126,231

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid During the Period For:

Interest	$	-
Income taxes	$	-

AMD Capital, LLC
Notes to Financial Statements
December 31, 2019

1. Nature of Business
AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.

Cash and equivalents
For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Property and Equipment
Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $1,775 for the year ended December 31, 2019.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Coe. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2015.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2019

Revenue Recognition

AMD Capital will represent and market each Client Firm's services and products to large institutions, investment consultants, intermediaries, and others – for the direct purpose of increasing assets under management with the Client Firm. AMD Capital will receive a portion of the asset management fees generated as its fee. AMD Capital may also receive a retainer or fee for consulting services. Fees are not receivable until the Client Firm is successful in collecting fees for the investor.

Accounts Receivable

The Company uses the specific identification method to determine uncollectable accounts receivable. At December 31, 2019 the Company considers all accounts receivable to be collectable.

3. Commitments

The Company leases office space in Lincolnshire, Illinois under a non-cancelable operating lease which expires July 31, 2023. Rent expense, including operating expenses and real estate taxes was $38,310 for the year ended December 31, 2019.

The Company also leases office space in Chicago and Lake Forest Illinois from related parties on a month to month basis. Total rent expense was $12,000 for the year ended December 31, 2019.

The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2020	$22,835
2021	$23,531
2022	$24,226
2023	$14,489
Total	$85,081

4. Net Capital Requirements

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2019

Net Capital and Aggregate indebtedness changes daily but at December 31, 2019, the Company has adjusted Net Capital and Net Capital requirements of $55,686 and $5,000, respectively.

5. **Major Customers**

At December 31, 2019, there were no significant accounts receivable concentrations. During 2019, two clients accounted for 59% and 24% of total revenue, respectively. No other client accounted for more than 10% of 2019 revenue.

6. **Concentration of Credit Risk**

The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation. At December 31, 2019, the entire balance was insured.

7. **Retirement Plans**

During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to maximum earnings amount determined by the Internal Revenue Code. Company contributions to the cash balance plan were $180,000 for 2019. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There were contributions of $131,000 in discretionary contributions for 2019.

8. **Subsequent Events**

The Company did not have any subsequent events through February 7, 2020, which was the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2019.

Supplemental Information

AMD Capital, LLC
Computation of Net Capital
As of December 31, 2019

COMPUTATION OF NET CAPITAL

Total Members' Equity		$	132,350
Non Allowable Assets:			
	Loan Receivable	$	62,000
	Net Property and Equipment	$	10,926
	Deposits	$	3,738
		$	76,664
Net Capital		$	55,686
Aggregate Indebtedness			
Total Aggregate Indebtedness		$	70,545
Percentage of AI to Net Capital			126%
Computation of Basic Net capital Requirement			
Minimum Net Capital Requirement		$	4,703
Minimum Dollar Net Capital Requirement		$	5,000
Net Capital Requirement		$	5,000
Total Net Capital		$	55,686
Excess Net Capital		$	50,686
Net Capital Less Greater of			
10% of Aggregate Indebtedness or			
120% of Minimum Dollar Net Capital Requirement		$	48,632

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Exemptive Provision Under Rule 15c3-3
December 31, 2019

AMD Capital LLC is exempt form Rule 15c3-3 under Section 240.15c3-3(k)(2)(i). The provision states Rule 15c3-3 does not apply to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customer through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of AMD Capital, LLC."



(CPA)
The CPA. Never Underestimate The Value.SM

H&W HOCHFELDER & WEBER, P.C.
Certified Public Accountants & Consultants
525 West Monroe • Suite 910 • Chicago, IL 60661-3629
Telephone: 312/715-0101 • Facsimile: 312/715-1512

Florian J. Kordas, CPA
Robert D. Olson, CPA
Jacen R. Maleck, CPA

Andrew J. Schwarz, CPA
Ronald J. Degner Jr., CPA

Theodore I. Weber, CPA
1989-2010
Allen R. Hochfelder, CPA
1957-2007
Ernest J. Hochfelder, CPA
1933-1984

"SERVING OUR CLIENTS SINCE 1933"

February 7, 2020

Members of AMD Capital, LLC
Chicago, IL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AMD Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AMD Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) AMD Capital, LLC stated that AMD Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AMD Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AMD Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hochfelder + Weber, P.C.

HOCHFELDER & WEBER, P.C.
Certified Public Accountants
Chicago, Illinois



AMD CAPITAL, LLC
EXEMPTION REPORT
DECEMBER 31, 2019

AMD Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and [illegible]. To the best of its knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2019.

AMD Capital, LLC

[illegible] affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Principal

February [illegible], 2020

12





HOCHFELDER & WEBER, P.C.
Certified Public Accountants & Consultants

525 West Monroe • Suite 910 • Chicago, IL 60661-3629
Telephone: 312/715-0101 • Facsimile: 312/715-1512

Florian J. Kordas, CPA
Robert D. Olson, CPA
Jacen R. Maleck, CPA

Andrew J. Schwarz, CPA
Ronald J. Degner Jr., CPA

Theodore I. Weber, CPA
    1989-2010
Allen R. Hochfelder, CPA
    1957-2007
Ernest J. Hochfelder, CPA
    1933-1984

"SERVING OUR CLIENTS
SINCE 1933"

February 7, 2020

Members of AMD Capital, LLC
Lincolnshire, IL

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2019, which were agreed to by AMD Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating AMD Capital, LLC's compliance with the applicable instructions of the Form SIPC-7. AMD Capital, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the annual audited Form X-17A-5, Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on AMD Capital, LLC compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of AMD Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hochfelder & Weber, P.C.

HOCHFELDER & WEBER, P.C.
Certified Public Accountants
Chicago, IL

SIPC-7

36-REV 12/18

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

165432
AMD Capital LLC
100 Tri State International, Suite 215
Lincolnshire, IL 60069

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 11,424
B.	Less payment made with SIPC-6 filed (exclude interest) 8/14/19 Date Paid	5422
C.	Less prior overpayment applied	0
D.	Assessment balance due or (overpayment)	6002
E.	Interest computed on late payment (see instruction E) for ___ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6002

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $____________

H. Overpayment carried forward $____________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMD Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 17 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

S-2

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-19 and ending 12-31-19

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 765,754

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 0

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0

Enter the greater of line (i) or (ii) —

Total deductions —

2d. SIPC Net Operating Revenues — $ 765,754

2e. General Assessment @ .0015 — $ 1,1484

(to page 1, line 2.A.)

S-2